

June 1, 2011

Mr. John L. McManus
President and Chief Executive Officer
Aeolus Pharmaceuticals, Inc.
26361 Crown Valley Parkway, Ste. 150
Mission Viejo, CA 92691

> **Re: Aeolus Pharmaceuticals, Inc.**
> **Form 10-K/A for the Fiscal Year Ended September 30, 2010**
> **Definitive Information Statement filed January 26, 2011**
> **Form 8-K filed on February 16, 2011**
> **Form 8-K filed on February 25, 2011**
> **File No. 000-50481**

Dear Mr. McManus:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

Melissa N. Rocha
Accounting Branch Chief